

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

December 6, 2006

By Facsimile and U.S. Mail

David J. Vander Zanden
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re:** **School Specialty, Inc.**
> **Form 10-K fiscal year end April 29, 2006**
> **Filed July 12, 2006**
> **File No. 000-24385**

Dear Mr. Zanden:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K April 29, 2006

Item 6 – Selected Financial Data

Non-GAAP Measures - Free Cash Flow, page 21

1.      Reference is made to your presentation of free cash flow, a non-GAAP measure
        under Selected Financial Data.   Item 10(e)(1)(i) of Regulation S-K requires that
        whenever one or more non-GAAP financial measures are provided the registrant
        must include a presentation, with equal or greater prominence, of the most
        directly comparable financial measure or measures calculated and presented in
        accordance with Generally Accepted Accounting Principles (GAAP).  Please
        revise to balance your presentation of the non-GAAP measure by disclosing cash
        flows from operating, investing and financing activities.

2.      We note your discussion in footnote 2 beginning on page 21, of certain limitations
        of the non-GAAP financial measure you present.   Please also discuss actual cash
        payments your calculation may omit and the extent that funds depicted by the
        measure are not available for management's discretionary use.  Please see
        question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP
        Measures dated June 13, 2003.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 22

3.      Reference is made to your discussion of the provision for income taxes on page
        26.  Please tell us and revise to explain how the rate of foreign income taxes
        effected the provision for income taxes and your effective rate of 95.1%.  Explain
        why the foreign income tax provision is greater this year.

Financial Statements

Consolidated Statements of Operations, page 36

4.      Please revise to separately disclose the amount of revenues from products and
        revenues from services.  See Rule 5-03(b) of Regulation S-X.

Note 2 – Summary if Significant Accounting Policies

Vendor Rebates, page 42

5.      Please tell us and expand your disclosure to indicate whether you receive
        reimbursements from some vendors based upon the volume of purchases or sales
        of the vendors' products.  Also indicate whether you recognize the

reimbursements as the milestones are achieved or if you accrue the reimbursements.  If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.

Reclassifications, page 44

6.      Please identify for us the reclassifications that were made in addition to the refundable income taxes and explain the substantive reasons for them.  Expand your disclosure accordingly in future filings.

Note 8 – Securitization of Accounts Receivable, page 51

7.      Please tell us whether or not New School, Inc. your wholly-owned special purpose entity ("SPE") is a qualifying SPE meeting the conditions set forth in SFAS 140.  Also, we note you have netted repayments and borrowings under accounts receivable securitization facility in cash flows from operating activities.  Please clarify how your references to advances and borrowings relate to your sale of the receivables and not a financing.  Further, please advise or revise to disclose the cash flows between you and the SPE including proceeds from the securitizations and cash flows received on your retained interests.  See SFAS 140, paragraph 17.f.

Note 13 – Segment Information, page 55

8.      We note that you aggregate several businesses in the Specialty segment.  Tell us in more detail how you determined aggregation was appropriate in accordance with paragraph 17 of SFAS 131.  Please focus your response on the similarity of the economic characteristics of the aggregated businesses. We assume the products are similar.  Additionally, discuss the extent you considered the quantitative thresholds outlined in paragraph 18 of SFAS 131.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please submit your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,


Michael Moran
Accounting Branch Chief